Exhibit 15.2

TRANSITION TO IFRS

1.                                      INTRODUCTION

The European Union has adopted the International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB). Under EC regulation 1606/2002 of July 19, 2002, companies listed on a regulated stock exchange in one of the member states are required to present their consolidated financial statements for financial years beginning on or after January 1, 2005 in conformity with IFRS.

Euro Disney S.C.A. and its consolidated subsidiaries (the “Group”), which has, up to and including fiscal year 2005, applied French generally accepted accounting principles (French GAAP), is subject to this requirement. As a result, the Group is required to prepare its consolidated financial statements in conformity with IFRS starting from the fiscal year ending September 30, 2006.

Comparative figures for the fiscal year ended September 30, 2005 will also be required when presenting fiscal year 2006 financial results under IFRS. In order to be able to publish this comparative information, the Group prepared an opening consolidated balance sheet as of October 1, 2004 (the first day of fiscal year 2005), which constitutes the starting point for the application of IFRS. The cumulative quantitative impacts on the French GAAP balance sheet from the transition to IFRS as of October 1, 2004, in line with IFRS 1 “First-time Adoption of International Financial Reporting Standards” were recorded directly to shareholders’ equity. Set out in this report accompanied by explanatory notes, is the impact of the transition to IFRS on the Group’s financial statements, as follows:

• Consolidated Shareholders’ Equity between October 1, 2004 and September 30, 2005;

• Consolidated Statement of Income for the year ended September 30, 2005;

• Consolidated Balance Sheet as of September 30, 2005.

A description of the main impacts of IFRS restatements on the Consolidated Statement of Cash Flows is also provided.

The impact of the transition to IFRS on the financial statements for the year ended September 30, 2005 has been reviewed by the statutory auditors (see section 4 of this report). As a result, management has decided to publish this information simultaneously with its annual report for fiscal year 2005.

2.                                      ACCOUNTING POLICIES ADOPTED

The accounting policies applied by the Group in preparing its first IFRS financial statements comply with IFRS as adopted by the European Union. The accounting standards published by the IASB as at September 30, 2005, have been approved by the European Union, except for some parts of IAS 39, “Financial Instruments: Recognition and Measurement” which was revised and approved April 14, 2005.

Because the 2005 comparative information published with the 2006 consolidated statements must be prepared on the basis of standards applicable at September 30, 2006, the Group may have to amend the information contained in this document to reflect changes to IFRS and the approval of such changes by the European Commission. In addition, the Group reserves the possibility of modifying certain options and accounting methods applied in this document until the final publication of its fiscal year 2006 financial statements.

In preparing its opening balance sheet at October 1, 2004, the Group applied the principles relating to first-time adoption of IFRS as defined in IFRS 1.

The IFRS principles have been applied retrospectively for this report, as though the Group had always applied them. However, IFRS 1 does allow a number of exemptions to retrospective treatment, which have affected the Group’s application of IFRS as follows:

•                  Mandatory exemptions: for example, IFRS 1 requires estimates at the date of transition to be consistent with estimates made at the same date under previous French GAAP (i.e., it prohibits the use of hindsight to correct estimates made while applying previous French GAAP). Also, IFRS 1 does not permit retrospective designation of hedge relationships under IAS 39, “Financial Instruments: Recognition and Measurement.”

•                  Optional exemptions:

The Group has elected retrospective application for the following:

•                  pensions and other employee benefits IAS 19, “Employee Benefits,”

•                  financial instruments IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments”, except with respect to the designation of hedge relationships as noted above.

The Group has not elected retrospective application for the following:

•                  restatement under the first-time adoption requirements set out in IFRS 1 in relation to IFRS 2, “Share-Based Payment”, has been limited to equity instruments granted after November 7, 2002 (date of publication of the exposure draft of IFRS 2) and not fully vested on January 1, 2005.

Other exemptions not mentioned were not applicable to the Group.

3.                                      FRENCH GAAP / IFRS RECONCILIATIONS

3.1.                            STATEMENT OF CHANGES IN EQUITY

The table below shows a reconciliation of movements in consolidated equity under French GAAP and under IFRS between October 1, 2004 and September 30, 2005:

	Increase / (Decrease) Format
(€ in millions)	Notes	Oct 1, 2004	Share Issue	Legal Reorg	Other	Fiscal Year 2005 Net Loss	Sept 30, 2005
Shareholders’ Equity -Group		(59,9)	235,0	215,5	—	(94,9)	295,7
Minority Interests		339,6	—	(215,5)	2,8	(20,6)	106,3
Total Equity - French GAAP		279,7	235,0	—	2,8	(115,5)	402,0

PP&E - asset by component method (1)	3.4.1	95,8	—	—	—	(1,6)	94,2
PP&E - government subsidies (1)	3.4.2	(11,9)	—	—	—	(0,1)	(12,0)
PP&E - leases(1)	3.4.3	(1,0)	—	—	—	0,3	(0,7)
Financial liabilities and interest costs	3.4.5	(73,3)	—	—	—	73,4	0,1
Financial instruments - derivatives	3.4.6	(0,3)	—	—	—	0,6	0,3
Waivers/Contributions by TWDC (2)	3.4.7	—	—	—	12,7	(10,0)	2,7
Pensions and other employee benefits	3.4.8	(8,8)	—	—	—	(0,9)	(9,7)
Share-based payments	3.4.9	—	—	—	0,1	(0,1)	—
Revenue recognition	3.4.10	(1,6)	—	—	—	0,8	(0,8)
Total adjustments		(1,1)	—	—	12,8	62,4	74,1

Total Equity - IFRS		278,6	235,0	—	15,6	(53,1)	476,1
Shareholders’ Equity -Group		(61,0)	235,0	215,5	12,8	(43,7)	358,6
Minority Interests		339,6	—	(215,5)	2,8	(9,4)	117,5

(1)              PP&E refers to Property, plant and equipment.

(2)              TWDC refers to The Walt Disney Company.

3.2.                            STATEMENT OF INCOME FOR FISCAL YEAR 2005

Adjustments to convert the French GAAP statement of income to IFRS, arising from first-time adoption of IFRS have been split into two categories:

•                  Adjustments, which have an impact on consolidated net results, and

•                  Reclassifications, which only impact the way in which items are classified within the statement of income.

			IFRS Adjustments	IFRS Reclasses
(€ in millions)	Notes	2005 French GAAP	3.4	3.5	2005 IFRS
Revenues		1 076,0	0,8	(36,2)	1 040,6

Costs and Expenses		(1 102,9)	(1,6)	31,6	(1 072,9)
		(26,9)	(0,8)	(4,6)	(32,3)
Loss from Continuing Operations before Financial and Taxes
% of Revenues		-3%			-3%

Financial Income		3,9	0,1	—	4,0
Financial Expense		(91,8)	14,3	(4,4)	(81,9)
Gain on Extinguishment of Modified Debt (1)		—	58,9	—	58,9
Equity in the Income of Investees (1)		—	—	(0,7)	(0,7)
		(87,9)	73,3	(5,1)	(19,7)

Loss from Continuing Operations before Taxes		(114,8)	72,5	(9,7)	(52,0)

Exceptional Result (2)		0,4	(10,1)	9,7	—
Income Tax		(1,1)	—	—	(1,1)

Net Loss		(115,5)	62,4	0,0	(53,1)

Net Loss attributable to:
Equity holders of the parent		(94,9)	51,2	—	(43,7)
Minority interests		(20,6)	11,2	—	(9,4)

Basic and diluted earnings per share (in €)(3)		(0,03)			(0,02)

Additional Information
Loss from Continuing Operations before Interest and Taxes		(26,9)	(0,8)	(4,6)	(32,3)
Plus: Depreciation and amortisation		144,0	2,2	(0,2)	146,0

(1)              New line in IFRS Statement of Income.

(2)              Line no longer included in IFRS Statement of Income.

(3)              Basic earning per share amounts are calculated by dividing net income/(loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. As September 30, 2005, basic and fully diluted earnings per share are equivalent as the inclusion of 98 million of potential shares in the computation of diluted earning per share would have been anti-dilutive.

3.2.1.                  Details of Adjustments to Convert the French GAAP Statement of Income to IFRS for
Fiscal Year 2005

		Increase / (Decrease) Format
		Property, Plant & Equipment	Financial Instruments	Waiver TWDC Credit Line	Pensions	Shared-Based Payments	Revenue	Total Adjustments
(€ in millions)	Notes	3.4.1-4	3.4.5-6	3.4.7	3.4.8	3.4.9	3.4.10
Revenues		—	—	—	—	—	0.8	0.8

Costs and Expenses		(0.9)	0.3	—	(0.9)	(0.1)	—	(1.6)
Loss from Continuing Operations before Interest and Taxes		(0.9)	0.3	—	(0.9)	(0.1)	0.8	(0.8)

Financial Income		—	—	—	—	—	0.1	0.1
Financial Expense		(0.5)	14.8	—	—	—	—	14.3
Gain on the Extinguishment of Modified Debt (1)		—	58.9	—	—	—	—	58.9
Equity in the Income of Investees (1)		—	—	—	—	—	—	—
		(0.5)	73.7	—	—	—	0.1	73.3
Loss from Continuing Operations before Taxes		(1.4)	74.0	—	(0.9)	(0.1)	0.9	72.5

Exceptional Income/Loss (2)		(0.1)	—	(10.0)	—	—	—	(10.1)
Income Tax		—	—	—	—	—	—	—

Net Loss		(1.5)	74.0	(10.0)	(0.9)	(0.1)	0.9	62.4

Net Loss attributable to:
Equity Holders of the Parent		(1.2)	60.7	(8.2)	(0.7)	(0.1)	0.7	51.2
Minority interests		(0.3)	13.3	(1.8)	(0.2)	—	0.2	11.2

(1)              New line in IFRS Statement of Income.

(2)              Line no longer included in IFRS Statement of Income.

3.2.2.                  Details of Reclassifications to Convert the French GAAP Statement of Income to IFRS for Fiscal Year 2005

		Increase / (Decrease) Format
		Agency Revenues	Exceptional Items	Joint Ventures	Credit card Commissions and Forex
(€ in millions)	Notes	3.5.2	3.5.3	3.5.8	3.5.9	Total Reclasses
Revenues		(36,4)	—	0,2	—	(36,2)

Costs and Expenses		36,4	(1,3)	0,5	(4,0)	31,6
Loss from Continuing Operations before Interest and Taxes		—	(1,3)	0,7	(4,0)	(4,6)

Financial Income		—	—	—	—	—
Financial Expense		—	(8,4)	—	4,0	(4,4)
Gain on the Extinguishment of Modified Debt (1)		—	—	—	—	—
Equity in the Income of Investees (1)		—	—	(0,7)	—	(0,7)
		—	(8,4)	(0,7)	4,0	(5,1)

Loss from Continuing Operations before Taxes		—	(9,7)	—	—	(9,7)

Exceptional Income/Loss (2)		—	9,7	—	—	9,7
Income Tax		—	—	—	—	—

Net Loss		—	—	—	—	—

(1)              New line in IFRS Statement of Income.

(2)              Line no longer included in IFRS Statement of Income.

3.3.                            CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2005

Adjustments to convert the French GAAP Balance Sheet to IFRS arising from first-time adoption of IFRS, have been split into two categories:

•                  Adjustments, which have an impact on total equity, and

•                  Reclassifications, which only impact the way in which items are classified within the balance sheet.

			IFRS Adjustments	IFRS Reclasses
(€ in millions)	Notes	French GAAP	3 .4	3 .5	IFRS
Non-Current Assets
Property, Plant and Equipment		2,295.2	(5.9)	(2.0)	2,287.3
Investment property (1)		—	—	43.4	43.4
Intangible assets		55.6	—	—	55.6
Financial assets		11.3	—	(0.6)	10.7
Other (1)		—	9.6	6.7	16.3
		2,362.1	3.7	47.5	2,413.3
Current Assets
Inventories		39.2	—	—	39.2
Trade and other receivable		153.8	0.4	(8.2)	146.0
Cash and short-term deposits		290.9	—	(0.4)	290.5
Other (1)		—	—	8.9	8.9
		483.9	0.4	0.3	484.6

Deferred Charges (2)		48.1	—	(48.1)	—

Total Assets		2,894.1	4.1	(0.3)	2,897.9

Shareholders’ Equity
Share capital		39.0	—	—	39.0
Share premium		1,442.5	12.7	173.0	1,628.2
Retained earnings		(1,185.8)	50.2	(173.0)	(1,308.6)
Asset revaluation and other reserves (1)		—	0.1	—	0.1
		295.7	63.0	—	358.7

M inority interests		106.3	11.1	—	117.4

Total Equity (1)		402.0	74.1	—	476.1

Non-current liabilities
Provisions for risks and charges		96.9	(85.7)	0.4	11.6
Borrowings		1,943.4	(15.5)	(37.9)	1,890.0
Deferred revenues		93.8	(2.2)	(50.0)	41.6
Other (1)		—	33.3	20.6	53.9
		2,134.1	(70.1)	(66.9)	1,997.1
Current Liabilities
Accounts payable and accrued liab ilities		358.0	0.1	16.1	374.2
Current portion of borrowings (1)		—	—	0.5	0.5
Financial derivatives (1)		—	—	—	—
Deferred revenues(1)		—	—	50.0	50.0
Provisions for risks and charges (1)		—	—	—	—
		358.0	0.1	66.6	424.7

Total Shareholders’ Equity and Liabilities		2,894.1	4.1	(0.3)	2,897.9

(1)              New line in IFRS Balance Sheet.

(2)              Line no longer used in IFRS Balance Sheet.

3.3.1.                  Details of Adjustments to Convert the French GAAP Balance Sheet to IFRS as of
September 30, 2005

		Increase / (Decrease) Format
		Property, Plant & Equipment	Financial Instruments	Contributions Waivers from TWDC	Pensions	Shared Based Payments	Revenue
(€ in millions)	Notes	3.4.1-4	3.4.5-6	3.4.7	3.4.8	3.4.9	3.4.10	Total Adjustments
Non-Current Assets
Property, Plant and Equipment		(1,4)	(4,5)	—	—	—	—	(5,9)
Investment property (1)		—	—	—	—	—	—	—
Intangible assets		—	—	—	—	—	—	—
Financial assets		—	—	—	—	—	—	—
Other (1)		—	9,6	—	—	—	—	9,6
		(1,4)	5,1	—	—	—	—	3,7
Current Assets
Inventories		—	—	—	—	—	—	—
Trade and other receivable		—	0,4	—	—	—	—	0,4
Cash and short-term deposits		—	—	—	—	—	—	—
Other (1)		—	—	—	—	—	—	—
		—	0,4	—	—	—	—	0,4

Deferred Charges (2)		—	—	—	—	—	—	—

Total Assets		(1,4)	5,5	—	—	—	—	4,1

Shareholders’ Equity
Share capital		—	—	—	—	—	—	—
Share premium		—	—	12,7	—	—	—	12,7
Retained earnings		66,8	0,3	(8,2)	(8,0)	(0,1)	(0,6)	50,2
Asset revaluation and other reserves(1)		—	—	—	—	0,1	—	0,1
		66,8	0,3	4,5	(8,0)	—	(0,6)	63,0

Minority interests		14,7	0,1	(1,8)	(1,7)	—	(0,2)	11,1

Total Equity (1)		81,5	0,4	2,7	(9,7)	—	(0,8)	74,1

Non-current liabilities
Provisions for risks and charges		(85,7)	—	—	—	—	—	(85,7)
Borrowings		1,5	(17,0)	—	—	—	—	(15,5)
Deferred revenues		(0,3)	—	(2,7)	—	—	0,8	(2,2)
Other (1)		1,5	22,1	—	9,7	—	—	33,3
		(83,0)	5,1	(2,7)	9,7	—	0,8	(70,1)
Current Liabilities
Accounts payable and accrued liabilities		0,1	—	—	—	—	—	0,1
Current portion of borrowings (1)		—	—	—	—	—	—	—
Financial derivatives (1)		—	—	—	—	—	—	—
Deferred revenues (1)		—	—	—	—	—	—	—
Provisions for risks and charges (1)		—	—	—	—	—	—	—
		0,1	—	—	—	—	—	0,1

Total Shareholders’ Equity and Liabilities		(1,4)	5,5	—	—	—	—	4,1

(1)              New line in IFRS Balance Sheet.

(2)              Line no longer used in IFRS Balance Sheet.

3.3.2.                  Details of Reclassifications to Convert the French GAAP Balance Sheet to IFRS as of
September 30, 2005

		Increase / (Decrease) Format
		Current	Investment	Deferred	Waivers from	Joint
		Non-Current	Property	Charges	TWDC	Ventures	Total
(€ in millions)	Notes	3.5.4	3.5.5	3.5.6	3.5.7	3.5.8	Reclasses
Non-Current Assets
Property, plant and equipment		—	(43.4)	41.4	—	—	(2.0)
Investment property (1)		—	43.4	—	—	—	43.4
Intangible assets		—	—	—	—	—	—
Financial assets		(0.6)	—	—	—	—	(0.6)
Other (1)		—	—	6.7	—	—	6.7
		(0.6)	—	48.1	—	—	47.5
Current Assets
Inventories		—	—	—	—	—	—
Trade and other receivable		0.6	—	(8.9)	—	0.1	(8.2)
Cash and short-term deposits		—	—	—	—	(0.4)	(0.4)
Other (1)		—	—	8.9	—	—	8.9
		0.6	—	—	—	(0.3)	0.3

Deferred Charges (2)		—	—	(48.1)	—	—	(48.1)

Total Assets		—	—	—	—	(0.3)	(0.3)

Shareholders’ Equity
Share capital		—	—	—	—	—	—
Share premium		—	—	—	173.0	—	173.0
Retained earnings		—	—	—	(173.0)	—	(173.0)
Asset revaluation and other reserves (1)		—	—	—	—	—	—
		—	—	—	—	—	—

Minority interests		—	—	—	—	—	—

Total Equity (1)		—	—	—	—	—	—

Non-current liabilities
Provisions for risks and charges		—	—	—	—	0.4	0.4
Borrowings		(37.9)	—	—	—	—	(37.9)
Deferred revenues		(50.0)	—	—	—	—	(50.0)
Other (1)		20.6	—	—	—	—	20.6
		(67.3)	—	—	—	0.4	(66.9)
Current Liabilities
Accounts payable and accrued liabilities		16.8	—	—	—	(0.7)	16.1
Current portion of borrowings (1)		0.5	—	—	—	—	0.5
Financial derivatives (1)		—	—	—	—	—	—
Deferred revenues (1)		50.0	—	—	—	—	50.0
Provisions for risks and charges (1)		—	—	—	—	—	—
		67.3	—	—	—	(0.7)	66.6

Total Shareholders’ Equity and Liabilities		—	—	—	—	(0.3)	(0.3)

(1)              New line in IFRS Balance Sheet.

(2)              Line no longer used in IFRS Balance Sheet.

3.4.                            DESCRIPTION OF  ADJUSTMENTS TO CONVERT FRENCH GAAP FINANCIAL STATEMENTS TO IFRS

3.4.1.                  Property, Plant and Equipment – Asset by Component Method (IAS 16)

Under French GAAP:  Property, plant and equipment are stated at historical cost less accumulated depreciation and any accumulated impairment losses, and depreciated over their estimated useful lives.

Under IFRS:  Property, plant and equipment will also be stated at historical cost less accumulated depreciation and any impairment losses, and depreciated over their estimated useful lives.

The Group decided not to apply the following options available in IFRS:

•                  The exemption provided for in IFRS 1, which consists of measuring items of property, plant and equipment at their fair value at the IFRS transition date and using that fair value as the assets’ deemed historical cost at the date of the IFRS opening balance sheet, and

•                  The revaluation model provided for in IAS 16, “Property, Plant and Equipment,” which consists of revaluing property, plant and equipment at fair value at each period-end.

Asset by Component Approach- IFRS also requires that assets be defined using a components approach, which consists of identifying assets separately in the accounting records in sufficient detail to allow assets that are components of larger assets to be amortized separately over their useful lives. Subsequent expenditures to replace a defined fixed asset component will be capitalized and the replaced component written-off. All other subsequent expenditures, except those which substantially improve the life or utility of the asset concerned, will be expensed as incurred.

As the Group’s fixed assets ledgers and accounting records were already maintained using high level of detail, the impact of creating additional fixed asset components on the opening balance sheet was minor.

Planned Major Renovations- Under the Group’s application of French GAAP, expenditures for planned major fixed asset renovations are accrued as operating expense in advance on a straight-line basis during the period between planned renovations. Under IFRS, expenditures for planned major fixed asset renovations will be expensed as incurred except for those specific expenditures that respond to the definition of a defined fixed asset component (i.e. replacement and/or improvement of an existing component).

As a result, for the purpose of converting the French GAAP balance sheet to an IFRS format, the balance of the accrual for future major fixed asset renovations as of October 1, 2004 of € 87.7 million was reversed and recorded as a credit to shareholders’ equity. In addition, past planned major renovation expenditures were analyzed in detail to identify expenditures that met the definition of a fixed asset component. As a result of this analysis, € 8.1 million of net book value was added to property, plant and equipment and credited to shareholders’ equity as of October 1, 2004. Thus, the net impact on opening equity of the implementation of IFRS for the accounting of planned major renovations is € 95.8 million.

Residual values- Under IFRS consistent with French GAAP, no residual values have been taken into account because the Group plans to use its property, plant and equipment over their entire useful lives.

3.4.2.                  Property, Plant and Equipment – Government Subsidies (IAS 20)

Under French GAAP:  Land grants of € 12.3 million were provided to the Group by local government authorities between fiscal years 1990 and 2000, to assist the Group in the development of the infrastructure necessary for the site. These grants were recorded as unearned revenues and amortized to exceptional income over 10 years from the date of grant. As of October 1, 2004, € 0.4 million of the total grants received remain in unearned revenue.

Under IFRS:  The option exists to record these grants consistent with current French GAAP or to record the grants as a reduction of the cost of the asset to which it relates. The Group has opted to change its method and record these grants as a reduction of the related land costs.

3.4.3.                  Property, Plant and Equipment – Leases (IAS 17)

Under French GAAP:  The Group records all leasing contracts as rentals as the amounts are contractually due and does not capitalize leasing transactions that respond to the definition of a financing transaction.

Under IFRS:  Leases that transfer to the lessee substantially all risks and rewards incidental to ownership of the asset are accounted for as an asset financing. Under IAS 17, assets leased under contracts qualifying as financing leases are capitalized and amortized over their estimated useful lives and the related lease obligations are recorded as borrowings. Lease payments are allocated between reimbursement of the borrowings and interest using the Group’s incremental borrowing rate. Additionally, under IFRS operating lease payments (resulting from leases that do not qualify as financial leases) must be recognized as expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user’s benefit.

In order to prepare its opening balance sheet under IFRS, the Group reviewed its leasing contract commitments as of October 1, 2004 to identify leasing contracts, which responded to the definition of a financing transaction. As a result of this review, equity was increased by € 0.6 million and assets with a net book value of € 4.7 million and borrowings of € 4.1 million were recorded as of October 1, 2004. During Fiscal Year 2005, no additional leases were capitalized. In addition, an adjustment of € 1.6 million debit to opening IFRS equity was recorded to adjust operating lease expenses to reflect the straight-line method versus the as contractually due method used under French GAAP.

3.4.4.                  Property, Plant and Equipment – Impairment of Assets (IAS 36)

Under French GAAP:  The Group prepares regular impairment tests with respect to its assets to ensure that the net book value of property, plant and equipment does not exceed their value in use or fair value. Under French GAAP, the non-discounted operating cash flows of the Group’s two reporting segments, Resort and Real Estate, were grouped for purposes of the calculation.

Under IFRS:  IFRS 36 requires that the Group performs an impairment test as of the opening balance sheet date, October 1, 2004, and whenever indicators of impairment exist. For purposes of those tests, consistent with the method used under French GAAP, operating assets have been grouped into cash-generating units, which corresponded to the Group’s reporting segments. The Resort cash-generating unit includes the theme parks, hotels and Disney Village and related guest amenity facilities. The Real Estate Segment cash-generating unit includes primarily investment property (land) under long-term ground leases to third parties.

Under IFRS an impairment reserve is recorded when the recoverable amount of a cash-generating unit is less than its net book value of the assets. For the Group, the recoverable amount of a cash-generating unit represents its “value-in-use”, which is calculated as the present value of estimated future cash flows expected to arise from the continuing use of fixed assets and their disposal at the end of their useful life.

The IFRS opening balance sheet impairment analysis was prepared as of October 1, 2004 and resulted in no impairment adjustment.(1)

3.4.5.                  Financial Liabilities and Interest Costs (IAS 23, 32 and 39)

Under French GAAP:  The Group currently records its financial liabilities at cost. Interest costs are recorded under the accrual method using the contractual rate. In addition, debt issue costs are deferred and amortized over the contractual life of the related debt; however, costs incurred to renegotiate or modify the terms of existing debt are recorded as incurred as exceptional expenses.

Under IFRS:  Borrowings, notes payable and receivables are recorded using the effective interest method. Debt issue costs are deferred and amortized over the contractual life of the related debt. Costs incurred to renegotiate the terms of existing debt instruments are recorded as financial expense as incurred, if the negotiated modifications qualify as significant. Costs incurred for non-significant modifications to existing debt are deferred and amortized to financial expense using the effective interest method over the remainder of the life of the renegotiated debt.

The Group’s debt portfolio includes fixed and variable debt that was incurred to finance the construction of Disneyland Resort Paris. Portions of the Group’s debt portfolio were restructured or substantially modified in negotiations that were finalized in fiscal years 1994, 2000, and 2005. The modifications over the years to the Group’s loan agreements have included interest waivers and deferrals of principal repayments. Under French GAAP, these changes were accounted for based on the contractual terms in the specific years affected and were not reflected in the Group’s measurement of the outstanding loans or in the measurement of interest costs for the periods unaffected by the changes.

(1)  The Group evaluates its fixed assets for impairment whenever adverse changes in the technological, market, economic or legal environment indicate that an impairment loss may have occurred.  If a possible impairment were indicated, the Group would compare the carrying amount of its fixed assets, to their value in use, which would be determined by discounting the cash flows from the use of the fixed assets over their remaining useful life.  If the value in use of the fixed assets were to be less than their carrying amount, the Group would record an impairment charge for the difference.

Under IFRS, the opening balance sheet as of October 1, 2004 (first day of fiscal year 2005) includes a reduction in shareholders’ equity of € 82.8 million reflecting the impact of the effective interest method on the Group’s cumulative interest costs as of that date. In addition, the opening balance sheet and fiscal year 2005 financial statements were restated for minor differences in the treatment of debt restructuring costs, capital leases and the discounting of long-term payables and receivables to reflect the time value of money. The table below summarizes the adjustments and net borrowings* as of the opening balance sheet date:

Reconciliation of Net Borrowings as of October 1, 2004 :

	Increase / (Decrease) Format
(€ in millions)	Principal(1)	Deferred Debt Issue Costs(2)	Effective Interest Accrual(3)	Net Borrowings

French GAAP - October 1, 2004	1,968.5	(9.2)	—	1,959.3

IFRS Adjustments:
Adjustments resulting from 1994 Restructuring	—	—	82.8	82.8
Adjustments resulting from 2005 Restructuring	—	(9.5)	—	(9.5)
Sub-total Effective Interest Method	—	(9.5)	82.8	73.3
Capital Lease Obligation	4.1	—	—	4.1

IFRS - October 1, 2004	1,972.6	(18.7)	82.8	2,036.7

(1)              Excluding accrued current interest, however including a long-term contractual obligation classified in “Accounts Payable and Accruals” in French GAAP and “Other Non-Current Liabilities” in IFRS in the amount of € 22.5 million as of October 1, 2004.

(2)              Deferred debt issue costs are classified in the balance sheet as “Deferred Charges” under French GAAP and as “Other Assets” under IFRS.

(3)              Effective interest accruals are classified in the IFRS balance sheet as “Other Non-Current Liabilities.”

*               Net borrowings represent the principal of outstanding loans or other long-term obligations less deferred debt issue costs and discounts, plus accrued effective interest.

In fiscal year 2005, the Group completed a comprehensive restructuring with its stakeholders. The terms of several of the Group’s loans were significantly modified. In accordance with IFRS 39, paragraph 39-42, the significantly modified loans were accounted for as an extinguishment of the existing debt, with the difference between the fair value of the new debt and the carrying value of the existing debt recorded as a € 58.9 million gain on the extinguishment of debt, which has been recorded on a separate line in the financial charges section of the Statement of Income. The significantly modified loans were re-recorded at their fair market value on the effective date of the restructuring (February 23, 2005), reflecting a € 19.3 million discount from their nominal value. This discount will be amortized to interest expense over the remaining term of the loans. The unamortized discount balance as of September 30, 2005 was € 17.0 million. Under French GAAP, no adjustments were made to the book values of the modified loans.

The table below reconciles net borrowings* and financial charges under French GAAP to IFRS as of September 30, 2005 and for the year then ended:

Reconciliation of Net Borrowings as of September 30, 2005:

(€ in millions)	Increase / (Decrease) Format
	Principal(1)	Deferred Debt Issue Costs(2)	Borrowings Discount(3)	Effective Interest Accrual(4)	Net Borrowings

French GAAP - September 30, 2005	1,926.3	(6.7)	—	—	1,919.6

IFRS Adjustments:
Adjustments resulting from 1994 Restructuring	—	—	—	25.1	25.1
Adjustments resulting from 2005 Restructuring	—	(11.2)	(17.0)	1.3	(26.9)
Phase IA / IB Debt Issue Costs	—	1.5	—	—	1.5
Discount of long-term obligation	—	—	(4.2)	—	(4.2)
Sub-total Effective Interest Method	—	(9.7)	(21.2)	26.4	(4.5)
Capital Lease Obligation	1.5	—	—-	—	1.5

IFRS - September 30, 2005	1,927.8	(16.4)	(21.2)	26.4	1,916.6

(1)              Excluding accrued current interest, however including a long-term contractual obligation classified in “Accounts Payable and Accruals” in French GAAP and “Other Non-Current Liabilities” in IFRS in the amount of € 20.3 million as of September 30, 2005.

(2)              Deferred debt issue costs are classified in the balance sheet as “Deferred Charges” under French GAAP and as “Other Assets” under IFRS.

(3)              Discounts classified in the IFRS balance sheet on the line on which the related obligation is classified.

(4)              Effective interest accruals are classified in the IFRS balance sheet as “Other Non-Current Liabilities.”

Reconcilation of Net Financial Charges for Fiscal Year 2005:

(€ in millions)	Interest Expenses	Interest Hedging Contracts	Capitalised Interest	Debt Issue/Mod Costs	Fees & Other	Total

French GAAP - Fiscal Year 2005	84.2	0.1	(0.8)	2.4	5.9	91.8

IFRS Adjustments:
Effective Interest Adjustments	(4.3)	—	—	—	—	(4.3)
Interest on Capital Lease Obligation	0.5	—	—	—	—	0.5
Other	—	—	—	(1.3)	(0.8)	(2.1)
Sub-total IFRS Adjustments	(3.8)	—	—	(1.3)	(0.8)	(5.9)

IFRS - Fiscal Year 2005	80.4	0.1	(0.8)	1.1	5.1	859

*       Net borrowings represent the principal of outstanding loans or other long-term obligations less deferred debt issue costs and discounts, plus accrued interest.

3.4.6.                  Financial Instruments - Derivatives (IAS 32 and 39)

Under French GAAP:  Financial derivatives are measured at cost and changes in their fair value are not recorded in the financial statements. Currently, the Group uses financial derivatives to hedge future cash flows for interest expense and certain other non-euro denominated cash flows. The cash flows associated with these derivatives are recorded on an accrual basis to compensate the gains and losses generated by the underlying cash flow being hedged.

Under IFRS:  Financial derivatives are measured at fair value in the balance sheet. Changes in the fair value of these instruments must be recognized in the income statement, unless the instrument qualifies as a cash flow hedge, in which case movements in the fair value are recognized as components of shareholders’ equity.

The net IFRS adjustments related to interest rate and foreign currency financial derivatives in the opening balance sheet and in the financial statements of fiscal year 2005 were immaterial.

3.4.7.                  Waivers/Contributions granted by TWDC during Fiscal Year 2005

Under French GAAP:  Waivers or contributions received from a principal shareholder are recorded as exceptional income.

Under IFRS:  The IASB conceptual Framework, paragraph 35 requires that transactions be recorded for and presented in accordance with their economic substance and not merely their legal form.

During fiscal year 2005, The Walt Disney Company (“TWDC”), which consolidates the Group in its financial statements, granted to the Group a permanent waiver of € 10 million on the repayment of the balance of an expiring credit line. In addition, TWDC provided the Group € 2.7 million in cash funds to be used for a computer system upgrade required to accommodate TWDC’s financial reporting needs. Under French GAAP, the € 10 million waiver on the line of credit was recorded as exceptional income, while the cash provided for the computer system upgrade was recorded as unearned revenue as of September 30, 2005 and was to be recognized as revenue over the life of the computer system upgrade. Applying the concept of substance-over-form under IFRS, the forgiveness of debt and contribution of cash for the computer system upgrade by TWDC have been recorded as additional capital contributions by TWDC and not income.

3.4.8.                  Pensions and Other Employee Benefits (IAS 19)

Under French GAAP:  The Group currently values and discloses the obligation linked to defined benefit pension plans provided to employees, but has not recorded the obligation in its financial statements.

Under IFRS:  Defined-benefit pension plan obligations are required to be recorded in the financial statements. The actuarial assumptions used by the Group for its current French GAAP disclosures are consistent with those that will be used to record the obligation under IFRS.(2)

All Group employees participate in state funded pension plans in accordance with French laws and regulations. Certain employees also participate in supplemental defined contribution plans. Contributions to these plans are shared between employees and the Group. The Group’s portion of these contributions is expensed as incurred.

The Group has no future commitment with respect to these benefits.

In addition to the above plans the Group’s collective bargaining agreements call for retirement indemnities ranging from one-half a month to 3 months of gross wages be provided to employees who retire from the Group at the age of 60 or older after completing at least one year of service. The actuarially calculated present value of the obligation for these benefits as of October 1, 2004 is € 8.8 million and has been recorded in the Group’s balance sheet in accordance with the requirements of IAS 19.

3.4.9.                  Share-Based Payments (IFRS 2)

Under French GAAP: Euro Disney S.C.A. has granted stock options to certain Group employees. Under French GAAP, no expense is recognized in connection with the granting of stock options. On exercise of stock options, Euro Disney S.C.A. issues new shares via a capital increase. Only the cash exercise price received in exchange for the shares with a corresponding entry in share capital and share premium is recognized in the financial statements.

(2) The present value of the obligation of these benefits is based upon assumptions relating to inflation rate, discount rate, salary growth, turnover and mortality rates and is calculated using the Projected Unit Credit Method. The hypotheses for the present value of this obligation as of September 30, 2004 were the following inflation rate of 2.0%, discount rate of 5.25% and salary growth rates ranging from 2.75% to 3.25%.

Under IFRS: IFRS 2 requires than an expense be recognized equal to the fair value of the services rendered by the employees in return for the equity instruments granted to them. Compensation expense related to stock options (which the Group measures at the grant date using the Black-Scholes-Merton Model) is deferred and charged to income over the vesting period of the options.

Under the first-time adoption requirements set out in IFRS in relation to IFRS 2, only the accounting for employee stock options granted after November 7, 2002 and not fully vested at January 1, 2005 is required to be retroactively adjusted. As the Group had no new stock option grants during this period, IFRS 2 has no impact on financial statements as of the opening balance sheet of October 1, 2004 (first day of fiscal year 2005).

In September 2005, Euro Disney S.C.A. granted 53 million stock options to management, which gives rise to a total compensation expense of € 2.8 million, net of estimated forfeitures. This expense will be recognized over the four-year vesting period of the options. In fiscal year 2005, compensation expense recognized for this grant was € 0.1 million (on a pro-rata basis).

3.4.10.           Revenue Recognition (IAS 18)

Under French GAAP:  The Group’s operating activities are divided into two reporting segments: Resort and Real Estate. Revenues under French GAAP are measured at their nominal value when earned.

Revenues in the Group’s Resort segment are generated primarily from services rendered to guests and from the sale of food, beverages and merchandise. Revenues for services are recorded as and when provided to guests while sales of food, beverages and merchandise are recorded at the point of sale. This segment also generates revenues associated with long-term sponsorship contracts with various third-party companies participating in bringing the resort experience to the Group’s guests, which are recognized straight-line over the term of the contracts.

In the Group’s Real Estate segment, transactions include primarily land sales to developers (occasionally with deferred payment terms), long-term ground lease transactions and project management and development services provided to third parties. Revenues are recognized for land sales upon closing and transfer of title. Revenues under ground lease contracts are recognized straight-line over the term of the contract, while revenue associated with project management and development services are recognized as the service is rendered.

Under IFRS:  The guidance provided in IAS 18 is consistent with the Group’s current revenue recognition policies under French GAAP, except with respect to the measurement of revenues for transactions that involve payments over a period longer than the operating cycle (one-year for the Group). IAS 18, paragraph 11 requires that the time value of money at the moment of the transaction be reflected in the measurement of revenue for these transactions. In addition, application of the guidance provided in IAS 18 concerning revenue recognition of multi-element contracts, may require that the Group defer revenue from future transactions that may have been recognized over shorter periods of time under French GAAP. The opening balance sheet under IFRS as of October 1, 2004 (the first day of fiscal year 2005) includes the impact of deferring a fee paid by a vendor over the term of the related contract (under French GAAP this fee was recognized in full in the year it was received) and the impact of discounting revenues associated with installment land sales.

3.4.11.           Consolidation of Special Purpose Entities (IAS 27, SIC 12)

Under French GAAP:  In accordance with the Financial Security Law (Loi de Sécurité Financière), the Group currently consolidates financing companies that are in-substance controlled by the Group. The consolidated special purpose entities (“SPEs”) own a substantial portion of the Group’s operating assets.

Under IFRS:  Subsidiaries controlled by a parent company are required to be consolidated. IAS 27, Consolidated Financial Statements and Accounting for Investments in Subsidiaries, in SIC-12 expands the definition of subsidiaries including entities, which perform activities for or on behalf of the reporting entity. The criteria for control are:

•                  the SPE performs activities on behalf of the reporting entity;

•                  the reporting entity has decision-making powers (directly or indirectly through an autopilot mechanism);

•                  the reporting entity has the right to obtain the majority of the benefits of the SPE; or

•                  the reporting entity retains the majority of the residual or ownership risks related to the SPE or its assets.

No adjustments of the French GAAP financial statements were required to comply with IAS 27 and SIC 12.

3.4.12.           Income Taxes (IAS 12)

Under French GAAP:  The Group provides for deferred income taxes on temporary differences between financial and tax reporting using the liability method, which calculates deferred tax assets and liabilities by applying the currently enacted tax rates expected to be in effect when the temporary differences will reverse.

Under IFRS:  In general, the accounting treatment required by IAS 12, Income Taxes, is consistent with the Group’s current method under French GAAP.

The Group currently has relatively minor temporary differences between book and tax reporting and in addition had approximately € 0.9 and € 1.0 billion of tax loss carry forwards available as of October 1, 2004 and September 30, 2005, respectively. Under French GAAP, the deferred tax asset associated with these tax loss carry forwards has not been recognized in accordance with the principle of prudence provided under French GAAP with respect to the recognition of this asset.

No adjustments of the French GAAP financial statements were required to comply with IAS 12.

3.5.                            DESCRIPTION OF IFRS RECLASSIFICATIONS

3.5.1.                  General Presentation of the Statement of Income(3)

Under IFRS 1, the statement of income may be presented either by nature or by function. The Group currently presents its income statement by function and has not yet concluded its assessment as to whether it will maintain this presentation or adopt a presentation by nature of costs. This assessment will be completed before the issuance of the Group’s first half 2006 financial statements, the Group’s first publication of results under IFRS. This decision is not likely to change the presentation on the face of the statement of income, but could affect the content of the supporting footnotes.

In addition, the line Exceptional Income/Loss currently included in the French GAAP statement of income will no longer appear in the IFRS format. The line “Equity in the Income of Investees” has been added to the IFRS statement of income (see section 3.5.8 to this report).

3.5.2.                  Agency Revenues (IAS 18)

Under French GAAP:  Currently the Group classifies revenues generated from the sale to guests of third-party travel services gross of the related cost of sales for such services.

Under IFRS:  Revenues generated in cases where the Group acts as agent and not principal are required to be classified net of the related cost of sales (i.e. reported revenue is the net commission on such transactions).

The Group’s activities include those carried out by Euro Disney Vacances, S.A.S (“EDV”), a French licensed travel agency. EDV provides travel agent services to individual guests wishing to book a stay at Disneyland Resort Paris. The travel services provided include not only Disneyland Resort Paris specific product, but also travel (e.g., air, train, rental car) and non-Euro Disney excursions (for example to Paris or to the Loire Valley). In addition, the Group has contracts with several third-party hotels operating either directly on the Resort site or in the surrounding area, which give the Group the right to sell rooms at these hotels in EDV travel packages.

Under IFRS, these transactions meet the criteria of an agency relationship and are recorded in revenue net of the related cost of sales.

3.5.3.                  Exceptional Items

Under French GAAP:  Certain types of revenues and expenses are currently classified as exceptional items, including gains and losses on the sale or write-off of fixed assets, restructuring costs, and theme park pre-opening costs.

Under IFRS:  The exceptional classification does not exist. IFRS requires that these costs be classified as operating or financial depending on their nature or function.

(3)  The Group has two reportable segments: the Resort Segment, which includes the operations of the Theme Parks, Hotels and Disney Village, and the Real Estate Segment. This is consistent with the internal financial reporting of the Group.

3.5.4.                  General Presentation of the Balance Sheet

Under IAS 1, the balance sheet distinction between current and non-current items is the most significant change in the presentation of the IFRS balance sheet when compared to the French GAAP balance sheet.

In addition, under French GAAP, minority interests were presented separate from shareholders’ equity. Under IFRS minority interests are presented within shareholders’ equity.

New lines and lines that will not longer be included on the IFRS balance sheet are indicated in section 3.3 of this report.

3.5.5.                  Investment Property (IAS 40)

Under French GAAP: Investment property is recorded at cost less any accumulated depreciation and accumulated impairment losses.

Under IFRS:  Investment property is defined as property (land or a building, or part of a building, or both) held to earn rentals or for capital appreciation or both, rather than for:

•                  use in the production or supply of goods or services or for administrative purposes; or

•                  sale in the ordinary course of business.

IFRS provides the option to measure investment property at fair value or cost. Under the fair value model investment property is measured at fair value without deduction of transaction costs, with adjustments in value included in the statement of income as they arise. Under the cost model, investment properties are carried at cost less any accumulated depreciation and accumulated impairment losses.

The Group leases land with a net book value of € 43.4 million to various third parties under long-term ground leases. These properties constitute investment property under IFRS and as such are classified on a separate line of the balance sheet. The Group has opted to measure these properties at cost.

3.5.6.                  Deferred Charges

The current French GAAP balance sheet includes a caption called “Deferred Charges” which includes deferred debt issue costs and various contributions to the local authorities for the construction of certain secondary infrastructure on the resort site.

Under IFRS, the line “Deferred Charges” will no longer be included on the IFRS balance sheet. Deferred debt issue costs have been reclassified to the line “Other Non-Current Assets.”  The Group’s contribution to the construction cost of the resort site infrastructure have been transferred to “Property, Plant and Equipment.”

3.5.7.                  Permanent Waivers Granted by TWDC during 1994 Financial Restructuring

Under French GAAP:  Waivers or contributions received from a shareholder are recorded as exceptional income. Other forms of aid from a principal shareholder are recorded based upon the legal form of the transaction.

Under IFRS:  The IASB Framework, paragraph 35 requires that transactions be recorded and presented in accordance with their economic substance and not merely their legal form.

During fiscal year 1994, the Group underwent a major financial restructuring. As part of that restructuring, TWDC agreed to make the following concessions and contributions to the Group:

•                  TWDC agreed to permanently waive € 184.2 million of current liabilities owed by the Group to TWDC as of March 1994,

•                  TWDC agreed to subscribe to € 152.4 million of bonds redeemable in shares issued by the Group in conjunction with the 1994 restructuring. The bonds had a 10-year term and a stated interest rate of 1%. The fair value of these bonds taking into account the prevailing interest rate and the conversion terms at their issuance date was estimated at € 49.4 million, resulting in a € 114.3 million benefit to the Group. Out of the total € 49.4 million fair value, € 11.2 million represented the interest element of the instrument. These bonds matured on July 11, 2004.

Each of the above transactions was analyzed under IFRS using the principle of substance over form. As a result, the following reclassifications to the French GAAP classifications were recorded between retained earnings and share premium to reflect additional capital contributions by TWDC:

(€ in millions)
TWDC permanent waiver of payables	(184.2)
Redeemable Bonds interest element	11.2
Total Reclassification	(173.0)

See section 3.4.7 for a discussion of additional waivers / contributions granted by TWDC during year 2005.

3.5.8. Joint Ventures

Under French GAAP:  Entities for which joint control is legally established under a contractual agreement are recorded using the proportionate consolidation method.

Under IFRS:  Entities jointly controlled under contractual agreements can be consolidated using either the proportionate consolidation method or the equity investment method.

The Group is currently participating in two joint ventures:

•                  Convergence Achats S.A.R.L. – a joint venture with Groupe Flo to negotiate food purchasing contracts, and

•                  Les Village Nature de Val d’Europe S.A.R.L. – a joint venture with Pierre and Vacances to establish a feasibility study concerning a potential resort development concept.

The activities associated with these ventures are currently recorded using the proportionate consolidation method. The Group has opted to change its method of consolidating these entities to the equity investment method. The adjustment has no net impact on shareholders’ equity.

3.5.9                     Credit Card Commission Expenses and Gains and Losses on Foreign Currency Exchange

Currently, credit card commission expenses and gains and losses on foreign currency exchange are classified as financial expense in the French GAAP income statement.

Under IFRS, credit card commission expenses and gains and losses on foreign currency exchange will be classified as direct operating costs.

3.5.10.           Impact of IFRS Adjustments on the Statement of Cash Flows

The restatements and reclassifications arising from first-time adoption of IFRS do not have a significant impact on cash and cash equivalents. The restatement linked to changing the method of consolidation for joint ventures reduces cash equivalents by € 0.3 million as of September 30, 2005.

The Statement of Cash Flows required under IAS 7 is fairly close to that already used by the Group under French GAAP. Consequently, there is unlikely to be any major change in the presentation of the consolidated statement of cash flows.